UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 25 June 2019

A company developing innovative, high-impact drugs for cancer Presentation to Gold Coast Investment Showcase Surfers Paradise, QLD 25 June 2019 ASX: KZA | NASDAQ : KZIA | Twitter: @KaziaTxA company developing innovative, high-impact drugs for cancer Presentation to Gold Coast Investment Showcase Surfers Paradise, QLD 25 June 2019 ASX: KZA | NASDAQ : KZIA | Twitter: @KaziaTx

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe- harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation. 1Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe- harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation. 1

Reasons to invest in Kazia We are primarily targeting brain cancer, a disease affecting hundreds of thousands of patients each year, representing a multi-billion dollar market, 1 and with almost no effective treatments available Our lead program, GDC-0084, was designed by Genentech, the world’s most successful cancer drug developer, and has completed a successful phase 1 2 human trial, showing it to be generally safe and providing signals of efficacy Multiple data read-outs from international human trials at world-class cancer hospitals are being delivered during calendar 2019, each with 3 significant potential to generate additional investor and partnering interest The company is fully funded through calendar 2019, having completed a successful placement to sector-specialist institutional investors last year, 4 and is listed on both ASX and NASDAQ 2Reasons to invest in Kazia We are primarily targeting brain cancer, a disease affecting hundreds of thousands of patients each year, representing a multi-billion dollar market, 1 and with almost no effective treatments available Our lead program, GDC-0084, was designed by Genentech, the world’s most successful cancer drug developer, and has completed a successful phase 1 2 human trial, showing it to be generally safe and providing signals of efficacy Multiple data read-outs from international human trials at world-class cancer hospitals are being delivered during calendar 2019, each with 3 significant potential to generate additional investor and partnering interest The company is fully funded through calendar 2019, having completed a successful placement to sector-specialist institutional investors last year, 4 and is listed on both ASX and NASDAQ 2

Treatment of brain cancer has improved little in recent decades, unlike other cancers Brain 1990s 2000s 2010s Cancer (glioblastoma) Lung 1990s 2000s 2010s Cancer 3Treatment of brain cancer has improved little in recent decades, unlike other cancers Brain 1990s 2000s 2010s Cancer (glioblastoma) Lung 1990s 2000s 2010s Cancer 3

Kazia has built a program of clinical trials around GDC-0084 covering the full range of brain cancers GDC-0084 Primary Brain Cancer Secondary Brain Cancer Brain cancer that begins in the brain Brain cancer that spreads from elsewhere in the body Glioblastoma (GBM) DIPG Brain Metastases Breast Cancer Brain Metastases Most common and most Highly aggressive Cancer that has spread Breast cancer that has aggressive form of childhood brain cancer to the brain from spread to the brain primary brain cancer anywhere in the body (with Herceptin) Phase II Phase I Phase II Phase II Funded by Kazia Funded Primarily Through Partnerships and External Funding 4Kazia has built a program of clinical trials around GDC-0084 covering the full range of brain cancers GDC-0084 Primary Brain Cancer Secondary Brain Cancer Brain cancer that begins in the brain Brain cancer that spreads from elsewhere in the body Glioblastoma (GBM) DIPG Brain Metastases Breast Cancer Brain Metastases Most common and most Highly aggressive Cancer that has spread Breast cancer that has aggressive form of childhood brain cancer to the brain from spread to the brain primary brain cancer anywhere in the body (with Herceptin) Phase II Phase I Phase II Phase II Funded by Kazia Funded Primarily Through Partnerships and External Funding 4

Kazia has been delivering all milestones on schedule, with key data read-outs remaining in 2H 2019



GDC-0084
Brain Cancer
Receipt of Orphan Drug Designation from US FDA
Start of phase 2a study in first-line GBM
Commence collaborations in DIPG and BCBM
Commence collaboration in metastatic brain cancer
Data read-out from phase 2a study (safety and dosing)
Data read-out from phase 2a study (preliminary efficacy)
2018
2019
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Cantrixil
Ovarian Cancer
Preliminary data from phase 1 study in ovarian cancer
Completion of Part A of phase 1 study (safety and dosing)
Presentation of Part A data at AACR conference
Data read-out from phase 1 study (preliminary efficacy)

All dates are indicative and subject to operational factors

5

KAZIA THERAPEUTICS

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer


Lung
Breast
Colon
Prostate
Stomach
14 million cancer cases per annum

Glioblastoma Multiforme

133,000 cases per annum worldwide

Indicative Market Opportunity

US$ 1.5 billion

No clear cause

or strong risk factors

3-4 months

untreated survival

12-15 months

average survival with treatment

Any age, but most common in

60s

Five-year survival

3 – 5%

(breast cancer: 90%)



Sen. John McCain
US politician



Matt Price
ABC journalist



Stan Zemanek
Media personality



Andrew Olle
ABC journalist



Chris O'Brien, AO
Surgeon

6

KAZIA THERAPEUTICS

Current treatment is essentially ineffective in approximately 65% of GBM cases

Temozolomide is the only FDA-approved drug for newly-diagnosed patients



~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

GDC-0084 is being developed for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

7

KAZIA THERAPEUTICS

GDC-0084 works by switching off PI3K, a critical control mechanism that drives many types of cancer

PI3K

A central biochemical control mechanism in the growth of cells


PI3K ACTIVATED

TUMOUR GROWTH

85 – 90% of glioblastoma cases have PI3K 'switched on'


PI3K INHIBITED

TUMOUR INHIBITION

GDC-0084 **switches off** PI3K, halting growth of tumour cells

8

KAZIA THERAPEUTICS

GDC-0084 is the only drug of its kind that is able to cross the ‘blood-brain barrier’ (BBB) Most drugs cannot reach disease in the brain GDC-0084 crosses the BBB The ‘blood-brain barrier’ prevents most drugs from GDC-0084 was specifically designed for brain cancer, and getting into the brain, rendering them useless as has been engineered to cross the blood-brain barrier, treatments for brain cancer making it well-placed to treat brain cancer 9GDC-0084 is the only drug of its kind that is able to cross the ‘blood-brain barrier’ (BBB) Most drugs cannot reach disease in the brain GDC-0084 crosses the BBB The ‘blood-brain barrier’ prevents most drugs from GDC-0084 was specifically designed for brain cancer, and getting into the brain, rendering them useless as has been engineered to cross the blood-brain barrier, treatments for brain cancer making it well-placed to treat brain cancer 9

A phase 1 human trial of GDC-0084 showed favourable safety and multiple efficacy signals

Safety

- Phase I safety trial conducted by Genentech
- 47 patients enrolled with advanced glioma (grade 3/4); average of three prior lines of therapy
- Most common adverse events were oral mucositis and hyperglycemia (common effects of PI3K inhibitors)
- No evidence of liver, bone marrow, kidney toxicity, or mood disturbances
- Data presented at American Society for Clinical Oncology annual meeting in Chicago, June 2016

Efficacy Signals

	GDC-0084	Comparison
Arresting Tumour Growth	**40%** Achieved 'stable disease'	**21-52%** in studies of Avastin in similar patients
Potentially Delaying Progression	**21%** Remained on study for >3 months	Median progression-free survival of **1 month***
Slowing Tumour Metabolism	**26%** Showed 'metabolic partial response' on FDG-PET	Potentially better predictor of clinical response than MRI†

DANA-FARBER CANCER INSTITUTE

UCLA University of California, Los Angeles

THE UNIVERSITY OF TEXAS MDAnderson Cancer Center Making Cancer History

MGH 1811 MASSACHUSETTS GENERAL HOSPITAL

Vall d'Hebron Institut de Recerca

* Taal et al., Lancet Oncology (2015): ORR and mPFS of Lomustine in 2L GBM were 2/41 (5%) and 1 months, respectively (n = 46)

† Schwarzenberg J, et al. Clin Cancer Res; 20(13); 3550–9

10

KAZIA THERAPEUTICS

In the GDC-0084 phase 1 trial, 7 / 27 patients (26%) showed a response to drug* Pre-Dosing On GDC-0084 Pre-Dosing On GDC-0084 * Metabolic partial response per FDG-PET Analysis courtesy of Professor Ben Ellingson, UCLA Brain Tumor Imaging Laboratory 11In the GDC-0084 phase 1 trial, 7 / 27 patients (26%) showed a response to drug* Pre-Dosing On GDC-0084 Pre-Dosing On GDC-0084 * Metabolic partial response per FDG-PET Analysis courtesy of Professor Ben Ellingson, UCLA Brain Tumor Imaging Laboratory 11

The recently-announced Alliance study in brain metastases is a cutting-edge, multi-drug clinical trial


150 patients
Secondary brain cancer from any primary tumour
Tumour is genetically profiled
abemaciclib
Lilly
GDC-0084
KAZIA
entrectinib
Roche

- 'Precision medicine' study in which treatment is guided by the specific genetic make-up of each individual patient's tumour
- Accepts patients with brain metastases from <u>any</u> primary tumour (estimated to be ~200,000 patients per annum in US)

Funded by US National Cancer Institute

NIH NATIONAL CANCER INSTITUTE

Executed by Alliance for Clinical Trials in Oncology

Alliance for Clinical Trials in Oncology

Led by Dr Priscilla Brastianos, a world expert on brain mets

HARVARD MEDICAL SCHOOL

12 KAZIA THERAPEUTICS

INDICATIVE

Brain cancer represents a significant commercial opportunity for GDC-0084, with limited competition

Path to Market

Glioblastoma

12,500

patients p.a. in the US

~$1.5B+

market opportunity

+

Expansion Opportunities

Brain Metastases (secondary brain cancer)

Other Adult Primary Brain Cancers

Childhood Brain Cancers

+

'Blue Sky' Potential

Other Cancers with Disordered PI3K Pathway

(*e.g. breast, lung, blood*)

13

KAZIA THERAPEUTICS

Cantrixil program in ovarian cancer has been showing positive results; further data expected 2H19 October 2017 (baseline) January 2018 Source: images courtesy of Professor Jim Coward, Icon Cancer Centre 14Cantrixil program in ovarian cancer has been showing positive results; further data expected 2H19 October 2017 (baseline) January 2018 Source: images courtesy of Professor Jim Coward, Icon Cancer Centre 14

Kazia is NASDAQ & ASX listed Share Price (AU$) KZA 0.60 Current Assets (Dec 18) Debt AU$ 11.6 million Nil Market Capitalisation AU$ 22 million 0.50 NASDAQ: KZIA (1:10 ratio) Listing ASX: KZA 0.40 NASDAQ: 0.2% /day Average Daily Volume ASX: 0.1% /day NASDAQ: US$ 21K /day Average Daily Value ASX: AU$ 11K /day 0.30 62 million Shares on Issue (25% US, 75% Australia) 0.20 Outstanding ~6 million Options / Warrants 02-Dec-18 02-Feb-19 02-Apr-19 02-Jun-19 15Kazia is NASDAQ & ASX listed Share Price (AU$) KZA 0.60 Current Assets (Dec 18) Debt AU$ 11.6 million Nil Market Capitalisation AU$ 22 million 0.50 NASDAQ: KZIA (1:10 ratio) Listing ASX: KZA 0.40 NASDAQ: 0.2% /day Average Daily Volume ASX: 0.1% /day NASDAQ: US$ 21K /day Average Daily Value ASX: AU$ 11K /day 0.30 62 million Shares on Issue (25% US, 75% Australia) 0.20 Outstanding ~6 million Options / Warrants 02-Dec-18 02-Feb-19 02-Apr-19 02-Jun-19 15

A strong team brings international experience in big pharma and early-stage biotech Board Scientific Advisory Board Iain Ross Professor Sir Murray Brennan Chairman Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Executive and Board roles in pharma and small biotech Bryce Carmine Dr Karen Ferrante Deputy Chairman Former Chief Medical Officer at Millennium Pharmaceuticals 36 years executive experience in Eli Lilly Steven Coffey Professor Peter Gunning Non-Executive Director Head of School of Medical Sciences at University of New South Wales Chartered accountant with extensive governance experience Dr James Garner Professor Alex Matter Chief Executive Officer Former Global Head of Oncology & Executive Director Research at Novartis Physician / MBA; Extensive drug development experience 16A strong team brings international experience in big pharma and early-stage biotech Board Scientific Advisory Board Iain Ross Professor Sir Murray Brennan Chairman Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Executive and Board roles in pharma and small biotech Bryce Carmine Dr Karen Ferrante Deputy Chairman Former Chief Medical Officer at Millennium Pharmaceuticals 36 years executive experience in Eli Lilly Steven Coffey Professor Peter Gunning Non-Executive Director Head of School of Medical Sciences at University of New South Wales Chartered accountant with extensive governance experience Dr James Garner Professor Alex Matter Chief Executive Officer Former Global Head of Oncology & Executive Director Research at Novartis Physician / MBA; Extensive drug development experience 16

Other companies focused on the PI3K pathway have been highly-valued in the market Single asset company with one PI3K US$ 90 million inhibitor in phase I human trials Market Cap One PI3K inhibitor in phase II human US$ 620 million trials, one other drug in phase III, and Market Cap two in animal testing US$ 140 million One PI3K inhibitor approved in October 2018 for certain blood cancers, one Market Cap other drug in human trials Acquired by big One PI3K inhibitor in phase II human pharma in 2011 for trials US$ 375 million 17Other companies focused on the PI3K pathway have been highly-valued in the market Single asset company with one PI3K US$ 90 million inhibitor in phase I human trials Market Cap One PI3K inhibitor in phase II human US$ 620 million trials, one other drug in phase III, and Market Cap two in animal testing US$ 140 million One PI3K inhibitor approved in October 2018 for certain blood cancers, one Market Cap other drug in human trials Acquired by big One PI3K inhibitor in phase II human pharma in 2011 for trials US$ 375 million 17

Reasons to invest in Kazia We are primarily targeting brain cancer, a disease affecting hundreds of thousands of patients each year, representing a multi-billion dollar market, 1 and with almost no effective treatments available Our lead program, GDC-0084, was designed by Genentech, the world’s most successful cancer drug developer, and has completed a successful phase 1 2 human trial, showing it to be generally safe and providing signals of efficacy Multiple data read-outs from international human trials at world-class cancer hospitals are being delivered during calendar 2019, each with 3 significant potential to generate additional investor and partnering interest The company is fully funded through calendar 2019, having completed a successful placement to sector-specialist institutional investors last year, 4 and is listed on both ASX and NASDAQ 18Reasons to invest in Kazia We are primarily targeting brain cancer, a disease affecting hundreds of thousands of patients each year, representing a multi-billion dollar market, 1 and with almost no effective treatments available Our lead program, GDC-0084, was designed by Genentech, the world’s most successful cancer drug developer, and has completed a successful phase 1 2 human trial, showing it to be generally safe and providing signals of efficacy Multiple data read-outs from international human trials at world-class cancer hospitals are being delivered during calendar 2019, each with 3 significant potential to generate additional investor and partnering interest The company is fully funded through calendar 2019, having completed a successful placement to sector-specialist institutional investors last year, 4 and is listed on both ASX and NASDAQ 18

www.kaziatherapeutics.comwww.kaziatherapeutics.com